EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2015

(In thousands)

Earnings
Net income before minority interest	$60,240
Equity earnings	(6,568)
Income distribution from equity investees	4,732
Minority interest in pretax income	(3,086)
Amortization of capitalized interest	396
Federal and state income taxes	33,981
Fixed charges	16,079
Total Earnings as Defined	$105,774

Fixed Charges
Interest expense on long-term debt and other	$14,617
Interest on rentals*	617
Amortization of debt issuance costs	682
AFUDC - borrowed funds	163
Total Fixed Charges	$16,079

Ratio of Earnings to Fixed Charges	6.58X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.